Exhibit 1
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FOR IMMEDIATE RELEASE                                            5 February 2009

                                 WPP PLC ("WPP")

      Ogilvy Healthworld acquires majority stake in LOb Conseils in France

WPP announces that its wholly-owned operating company, Ogilvy Healthworld, the global healthcare communications network, has acquired a majority stake in LOb Conseils SA, a leading French independent healthcare communications company.

Founded in 1989 and based in Paris, LOb employs 17 people providing medico-scientific strategic influence and medical education services to clients including Boehringer, Janssen Cilag, Sanofi Aventis, UCB Pharma and Zambon France.

LOb's revenues for the year ended 30 September 2008 were Euro 2.3 million, with gross assets at the same date of Euro 2.1 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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